One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Randolph A. Moore III	Direct Dial: 404-881-7794	Email: randy.moore@alston.com

August 30, 2017

VIA EDGAR AND ELECTRONIC DELIVERY

Mr. David Lin Office of Financial Services Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E., Mail Stop 4720 Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida Registration Statement on Form S-4 Filed June 21, 2017 File No. 333-218873

Dear Mr. Lin:

On behalf of Seacoast Banking Corporation of Florida (the “Company”), set forth below is the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to the Company dated July 18, 2017 related to the Registration Statement on Form S-4 (File No. 333-218873) (the “Registration Statement”), filed by the Company with the Commission on June 21, 2017.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. We are supplementally providing a blacklined copy of the Registration Statement, marked to show the changes from the Registration Statement as filed on June 21, 2017.

For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and is followed by the corresponding response of the Company.

Prospectus Cover Page

1.

Please revise to provide a range of total merger consideration values that shareholders may receive for each PBCB share they hold. For example, please disclose, if true, that the per share merger consideration is expected to be within a range of $26.93 and $28.65, unless the merger agreement is terminated. Please make corresponding revisions throughout your prospectus as appropriate.

Response:

The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to the cover page of Amendment No. 1, as well as pages 1, 2, 7, and 62 through 63 of Amendment No. 1.

If the merger is completed, each share of PBCB common stock will be converted into the right to receive merger consideration within a range of $26.93 per share (the minimum amount) and $28.65 per share (the maximum amount), consisting of a combination of shares of Seacoast common stock (the “stock consideration”) and cash (the “cash consideration”), subject to adjustment and calculation as set forth in the proxy statement/prospectus.

Alston & Bird LLP	www.alston.com

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August 30, 2017

2.

Please revise the cover page to materially describe all potential adjustments to the merger consideration. In this regard, we note that both parties have termination rights if the Seacoast closing price is less than $19.00, in which case Seacoast may prevent termination by adjusting the merger consideration. Alternatively, please cross-reference the relevant disclosure in your Q&A or summary section that describes the potential adjustments.

Response:

The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to the cover page of Amendment No. 1, which cross-references the relevant disclosure in the Q&A section that describes the potential adjustments to the merger consideration.

Summary, page 6

3.

Please disclose in your prospectus summary that PBCB shareholders have certain indemnification obligations in the event that the tax insurance policy is insufficient to cover any taxes resulting from the letter ruling matter, as discussed on page 69, and also disclose the expiration of the same. Please make corresponding revisions to your Q&A section.

Response:

The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 12 of the Summary section and page 3 of the Q&A section of Amendment No. 1, which discloses that PBCB shareholders have certain indemnification obligations in the event that the tax insurance policy is insufficient to cover any taxes resulting from the letter ruling matter and further discloses that such obligations expire on May 4, 2024.

Interests of PBCB Directors and Executive Officers in the Merger

Payments under Certain Contracts, page 59

4.	Please revise this discussion regarding certain of PBCB officers’ employment agreements to quantify the estimated payments and benefits that would be provided to each person individually.

Response:

The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 59 of Amendment No. 1, which includes the estimated payments and benefits that may be made to certain of PBCB’s officers pursuant to their employment agreements.

The Company anticipates that a shareholder vote will be necessary to permit Calvin Cearley to receive certain payments that would otherwise be deemed a parachute payment. PBCB anticipates soliciting the written consent of PBCB shareholders pursuant to a consent statement to be mailed to PBCB shareholders following the date of the proxy statement/prospectus, but prior to the effective time of the merger.

August 30, 2017

Conditions to Completion of the Merger

Additional Closing Conditions to the Obligations of Seacoast, page 74

5.

We note your disclosure of the closing condition that PBCB’s consolidated tangible shareholders’ equity shall be at least $36.5 million and general allowance for loan and lease losses shall be at least 0.75% of total loans and leases outstanding. Please disclose PBCB’s measurement for each requirement as of a recent date.

Response:

PBCB’s consolidated tangible shareholders’ equity was approximately $42.3 million as of June 30, 2017 and general allowance for loan and lease losses was approximately 0.75% of total loans and leases outstanding as of June 30, 2017. The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 75 of Amendment No. 1.

Thank you for your attention to the Company’s responses. If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please do not hesitate to contact me at (404) 881-7794.

Best regards,

/s/ Randolph A. Moore III
Randolph A. Moore III

cc:	Charles M. Shaffer, Chief Financial Officer, Seacoast Banking Corporation Bradley D. Houser, Holland & Knight LLP